SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2021 1Q Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2021 1Q (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2021 1Q (Separate)

Summary of 2021 First Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated Woori Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

December 6, 2019	Integrated Woori Global Asset Management Corp. as a first-tier subsidiary of the Company

December 30, 2019	Integrated Woori Asset Trust Ltd. as a first-tier subsidiary of the Company

March 25, 2020	Held the first annual general meeting of shareholders of Woori Financial Group; reappointed the Chief Executive Officer

October 26, 2020	Entered into a share purchase agreement to acquire Aju Capital Co., Ltd.

December 10, 2020	Integrated Woori Financial Capital Co., Ltd., (formerly known as Aju Capital Co., Ltd.) as a first-tier subsidiary of the Company

Integrated Woori Savings Bank(formerly known as Aju Savings Bank) as a second-tier subsidiary of the Company

January 15, 2021	Joined the Carbon Disclosure Project (CDP), announced support for the Task force on Climate related Financial Disclosure (TCFD) and established the ESG management principles of Woori Financial Group

March 5, 2021	Established the Board ESG Management Committee

March 12, 2021	Integrated Woori Savings Bank as a first-tier subsidiary of the Company

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of March 31, 2021

Type	Name of Company	(Controlling Company)
Company	Woori Financial Group	—
First Tier Subsidiaries (13 companies)	Woori Bank (equity ownership 100.0%)	Woori Financial Group
Woori Card (equity ownership 100.0%)
Woori Financial Capital (equity ownership 74.04%)
Woori Investment Bank (equity ownership 58.70%)
Woori Asset Trust (equity ownership 51.0)%
Woori Asset Management (equity ownership 73.0%)
Woori Savings Bank (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Woori Global Asset Management (equity ownership 100.0%)
Woori FIS (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Second Tier Subsidiaries (14 companies)	Korea BTL Infrastructure Fund (equity ownership 99.88%)	Woori Bank
Woori America Bank (equity ownership 100.0%)
Woori Bank China Limited (equity ownership 100.0%)
PT Bank Woori Saudara Indonesia (equity ownership 79.88%)
AO Woori Bank (equity ownership 100.0% - 1 share)
Banco Woori Bank do Brazil S.A. (equity ownership 100.0% - 1 share)
Woori Global Markets Asia Limited (equity ownership 100.0%)
Woori Bank Vietnam Limited (equity ownership 100.0%)
Woori Wealth Development Bank (equity ownership 51.0%)
Woori Finance Myanmar (equity ownership 100.0%)
WB Finance Co., Ltd (Cambodia) (equity ownership 100.0%)
Woori Bank Europe Gmbh (equity ownership 100.0%)
	Tutu Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card
	Woori-Hanwha Eureka Private Equity Fund (equity ownership 0.80%)	Woori Private Equity Asset Management

Note 1) Listed Companies : Woori Financial Group, Woori Financial Capital, Woori Investment Bank and PT Bank Woori Saudara Indonesia

Note 2) Includes subsidiaries, etc. under the Financial Holding Company Act as of March 31, 2021

2.	Capital Structure (Changes in Capital)

As of March 31, 2021		(units: Won, shares)
		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%

Note 1) Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).

Note 2) Our capital changed in September 2019 due to the comprehensive stock exchange. The issue price is based on the closing stock price of the comprehensive stock exchange date.

3.	Total Number of Authorized Shares

As of March 31, 2021			(unit: shares)
Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	722,267,683	722,267,683	Note 1)
Number of treasury shares	2	2	Note 2)
Number of outstanding shares	722,267,681	722,267,681	—

Note 1) Includes the 42,103,377 new common shares issued on September 10, 2019 due to a small scale stock exchange between Woori Financial Group and Woori Card.

Note 2) Acquired from the issuance of fractional shares.

4.	Voting Rights

As of March 31, 2021	(unit: shares)
Items		Number of shares	Notes
Number of issued shares	Common Shares	722,267,683	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	11,669,295	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	710,598,388	—
	Preferred Shares	—	—

Note 1) Acquired treasury shares from the issuance of fractional shares (based on Article 369 of the Commercial Act).

Note 2) Pursuant to Article 8-2 of the Financial Holding Company Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company.

5.	Dividend Information

•

In the mid- to long-term, Woori Financial Group plans to not only increase dividends per share according to improvement in net income, but also to gradually increase its dividend payout ratio to around 30% based on the group’s mid- to long-term management plan (resolved by the board of directors on December 18, 2020). The company also plans to review various market-friendly shareholder return policies to improve shareholder value while maintaining capital adequacy, once COVID-19 stabilizes.

•

The above plans may be altered taking into account factors such as the COVID-19 situation and changes in the domestic and overseas business environment. Further details will be separately disclosed after a resolution of the board of directors of our company.

Items		2021 1Q	2020	2019
Par value per share (Won)		—	5,000	5,000
Net profit (Millions of Won)		—	1,307,266	1,872,207
Earnings per share (Won)		—	1,742	2,727
Total cash dividends (Millions of Won)		—	260,016	505,587
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		—	19.89	27.00
Cash dividend yield (%)	Common Shares	—	3.6	5.8
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	—	360	700
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1) There were no board resolutions regarding dividends during 2021 1Q.

II.	Business Overview

1.	Results of Operations

As of March 31, 2021	(unit: billions of Won)

Type	2021 1Q	2020	2019
Operating income	934	2,080	2,800
Non-operating income	8	-79	-77
Income from continuing operations before income tax	942	2,001	2,723
Income tax expense from continuing operations	223	486	685
Income from discontinued operations	—	—	—
Net income	719	1,515	2,038
Controlling Interest	667	1,307	1,872
Non-controlling Interest	52	208	165

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)
Classification	Funding Source	2021 1Q			2020			2019
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	283,026,869	0.81	71.58	265,636,358	1.08	71.78	249,106,041	1.51	71.14
	Borrowings	19,632,357	0.97	4.96	19,606,056	1.31	5.30	18,013,074	1.92	5.14
	Debentures	38,278,807	1.92	9.68	32,287,676	2.24	8.73	30,401,987	2.56	8.68
	Others	27,530,819	—	6.96	26,523,338	—	7.17	28,928,780	—	8.26
	Total Liabilities	368,468,852	—	93.18	344,053,429	—	92.97	326,449,882	—	93.23
Total Equity		26,952,088	—	6.82	25,996,721	—	7.03	23,703,431	—	6.77
Total Liabilities & Equity		395,420,940	—	100.00	370,050,150	—	100.00	350,153,313	—	100.00

Note 1) Average Balance : simple average of the starting balance for the fiscal year and the balance at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)
Type	Managed Item	2021 1Q			2020			2019
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	13,209,848	0.29	3.34	11,925,297	0.45	3.22	9,202,054	1.55	2.63
	Marketable securities	55,643,419	1.79	14.07	54,474,169	1.87	14.72	50,396,362	2.29	14.39
	Loans	290,237,455	2.76	73.40	269,533,892	2.98	72.84	254,691,201	3.48	72.74
	Loans in local currency	253,297,459	2.55	64.06	233,117,610	2.75	63.00	219,418,214	3.22	62.66
	Loans in foreign currency	22,738,151	3.73	5.75	22,614,578	3.99	6.11	20,982,894	4.59	5.99
	Guarantee payments	30,014	2.21	0.01	15,845	4.04	0.00	12,410	1.48	0.00
	Credit card receivables	8,720,531	7.41	2.21	8,207,859	7.87	2.22	8,139,789	7.98	2.32
	Foreign bills bought	5,451,299	0.83	1.38	5,578,001	1.53	1.51	6,137,894	2.96	1.75
	Bad debt expense in local currency (-)	1,906,586	—	0.48	1,708,074	—	0.46	1,666,215	—	0.48
	Others	38,236,804	—	9.67	35,824,866	—	9.68	37,529,911	—	10.72
Total Assets		395,420,940	—	100.00	370,050,150	—	100.00	350,153,313	—	100.00

Note 1) Average Balance : simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )
Type	2021 1Q	2020	2019
Equity capital (A)	27,957	27,448	27,115
Risk weighted assets (B)	205,421	198,269	228,046
BIS(Capital adequacy) ratio (A/B)	13.61	13.84	11.89

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards (2019 figures based on Standardised Approach / 2020 and 2021 1Q figures based on IRB Approach)

Note 3) 2021 1Q figures are estimates only and are subject to change

Figures of Affiliated Companies

As of the end of the periods indicated			(units: 100 millions of Won, % )
Name of Company	Type		2021 1Q	2020	2019
Woori Bank	BIS ratio	Equity capital (A)	253,976	252,691	243,142
		Risk weighted assets (B)	1,495,923	1,457,554	1,578,895
		Capital adequacy ratio (A/B)	16.98	17.34	15.40
Woori Card	Adjusted capital ratio		19.47	19.93	18.33
	Tangible common equity ratio		13.51	13.48	14.29
Woori Financial Capital	Adjusted capital ratio		12.11	12.17	13.46
	Tangible common equity ratio		10.58	10.77	12.08
Woori Investment Bank	BIS ratio	Equity capital (A)	5,002	4,918	3,381
		Risk weighted assets (B)	34,043	31,922	26,303
		Capital adequacy ratio (A/B)	14.69	15.41	12.86
Woori Asset Trust	Operating capital ratio		1,320.54	1,286.43	1,397.97
Woori Asset Management	Minimum operating capital ratio		725.15	754.11	655.8
Woori Savings Bank	BIS Capital adequacy ratio		13.00	13.40	13.46

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards

Note 3) Figures for Woori Card, Woori Financial Capital, Woori Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements

Note 4) Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements

Note 5) Figures for Woori Asset Trust are based on K-IFRS separate financial statements

Note 6) Figures for Woori Savings Bank are based on K-GAAP

Won Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, % )
Type	2021 1Q			2020			2019
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	801,992	360,626	222.4	40,308	7,911	509.5	45,079	7,475	603.1
Woori Card Note 2)	6,128,711	1,306,914	468.9	6,255,965	1,406,387	444.8	5,976,031	1,407,335	424.6
Woori Financial Capital Note 2)	1,363,665	769,653	177.2	1,357,876	616,632	220.2	1,037,894	498,197	208.3
Woori Investment Bank Note 2)	2,759,733	1,956,341	141.1	2,166,208	1,555,418	139.3	1,671,823	1,118,318	149.5
Woori Asset Trust Note 2)	167,630	16,702	1,003.7	148,856	16,157	921.3	67,555	14,595	462.9
Woori Savings Bank Note 2)	301,238	250,879	120.1	267,927	209,712	127.8	263,961	228,491	115.5

Note 1) Based on current assets and liabilities within one month of maturity Note 2) Based on current assets and liabilities within 90 days of maturity

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, % )
Type	2021 1Q			2020			2019
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	575	—	—	425	—	—	38,111	34,734	109.7

Note 1) Based on current assets and liabilities within three months of maturity.

Liquidity Coverage Ratios

				(unit: % )
Name of Company	Type	2021 1Q	2020	2019
Woori Bank	Liquidity coverage ratio Note 1)	90.26	92.07	107.27
	Foreign currency liquidity coverage ratio Note 2)	107.92	106.06	110.50
	Ratio of business purpose premises and equipment	11.57	11.68	12.22

Note 1) Method of calculation based on business disclosure (average of daily ratios for business days in a quarter), applicable periods are 2021 1Q, 2020 4Q and 2019 4Q

•  Under the [Plans for Temporary Easing of Financial Regulations in Response to COVID-19] announced by the Financial Services Commission, the liquidity coverage ratio requirement for banks has been reduced from 100% to 85% until the end of September 2021.

Note 2) Method of calculation based on business disclosure, applicable periods are 2021 1Q, 2020 4Q and 2019 4Q

•  Under the [Plans for Temporary Easing of Financial Regulations in Response to COVID-19] announced by the Financial Services Commission, the foreign currency liquidity coverage ratio requirement for banks has been reduced from 80% to 70% until the end of September 2021.

Profitability Ratios Note 1), Note2)

						(unit: % )
Type	2021 1Q Note3)		2020		2019
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.71	12.35	0.40	6.80	0.57	10.11
Excluding non-controlling interests	0.65	11.46	0.34	5.87	0.52	9.29
Woori Bank	0.62	9.78	0.38	5.83	0.55	8.36
Woori Card	0.95	5.08	0.98	5.29	0.90	5.05
Woori Financial Capital	1.70	15.73	1.53	13.83	1.64	12.64
Woori Investment Bank	1.46	12.61	1.47	13.13	1.69	13.66
Woori Asset Trust	18.63	26.83	22.03	31.51	25.18	37.40
Woori Asset Management	5.84	6.11	5.85	6.12	7.41	7.77
Woori Savings Bank Note4)	0.97	10.47	0.97	10.10	1.05	11.41

Note 1) Total assets and total equity : simple average of the starting balance for the fiscal year and each quarter’s ending balance.

Note 2) Based on the applicable standards for business reports submitted to the Financial Supervisory Service. The figures for Woori Financial Group are on a consolidated basis and figures for the other subsidiaries are on a non-consolidated basis.

Note 3) On an annualized basis based on the applicable standards for business reports submitted to the Financial Supervisory Service.

Note 4) Figures for Woori Savings Bank are based on K-GAAP

Group Asset Quality

	(units: billions of Won, % )
Type	2021 1Q	2020	2019
Total loans	307,530	299,075	266,432
Substandard and below loans	1,202	1,256	1,198
Substandard and below ratio	0.39	0.42	0.45
Non-Performing Loans	1,115	1,149	1,068
NPL Ratio	0.36	0.38	0.40
Substandard and below coverage ratio (A/B)	163.8	153.8	133.6
Loan Loss reserve (A)	1,970	1,932	1,600
Substandard and below loans (B)	1,202	1,256	1,198

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

									(units: % )
Type	2021 1Q			2020			2019
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.30	0.28	164.90	0.32	0.30	153.95	0.40	0.36	121.80
Woori Card	0.59	—	102.55	0.63	—	102.65	0.80	—	102.84
Woori Financial Capital	1.60	1.58	144.88	1.77	1.75	140.16	2.28	2.28	97.86
Woori Investment Bank	0.76	0.19	81.69	0.79	0.20	84.72	0.49	0.21	167.39
Woori Asset Trust	74.67	—	—	63.64	—	—	37.51	—	—
Woori Savings Bank	3.49	—	91.26	3.40	—	90.37	3.51	—	79.42

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)		(unit: millions of Won)
Classification	2021 1Q	2020	2019
ASSETS
Cash and cash equivalents	11,149,089	9,990,983	6,392,566
Financial assets at fair value through profit or loss (“FVTPL”)	12,883,899	14,762,941	8,069,144
Financial assets at fair value through other comprehensive income	30,805,644	30,028,929	27,730,531
Securities at amortized cost	16,275,197	17,020,839	20,320,539
Loans and other financial assets at amortized cost	337,757,469	320,106,078	293,717,693
Investments in joint ventures and associates	1,048,325	993,291	806,360
Investment properties	380,583	387,464	280,239
Premises and equipment	3,268,837	3,287,198	3,364,716
Intangible assets and goodwill	787,344	792,077	844,110
Assets held for sale	57,664	60,002	10,556
Net defined benefit asset	2	5,658	2,582
Current tax assets	10,758	75,655	47,367
Deferred tax assets	41,865	46,088	39,544
Derivative assets (designated for hedging)	149,418	174,820	121,131
Other assets	1,488,290	1,348,994	233,646

Total assets	416,104,384	399,081,017	361,980,724

LIABILITIES
Financial liabilities at FVTPL	4,360,120	6,813,822	2,958,302
Deposits due to customers	298,919,981	291,477,279	264,685,578
Borrowings	20,256,488	20,745,466	18,998,920
Debentures	39,078,257	37,479,358	30,858,055
Provisions	511,874	501,643	443,980
Net defined benefit liability	85,746	52,237	92,470
Current tax liabilities	430,429	370,718	182,690
Deferred tax liabilities	135,159	160,250	134,322
Derivative liabilities (designated for hedging)	52,590	64,769	6,837
Other financial liabilities	24,549,472	14,215,817	17,706,767
Other liabilities	545,938	473,813	420,471

Classification	2021 1Q	2020	2019
Total liabilities	388,926,054	372,355,172	336,488,392

EQUITY
Owners’ equity:	23,512,894	23,053,608	21,510,370
Capital stock	3,611,338	3,611,338	3,611,338
Hybrid securities	1,895,366	1,895,366	997,544
Capital surplus	626,114	626,111	626,295
Other equity	(2,247,363)	(2,347,472)	(2,249,322)
Retained earnings	19,627,439	19,268,265	18,524,515
Non-controlling interests	3,665,436	3,672,237	3,436,658

Total equity	27,178,330	26,725,845	25,492,332

Total liabilities and equity	416,104,384	399,081,017	361,980,724

Number of Consolidated Subsidiaries (excluding holding company)	132	131	102

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)		(unit: millions of Won, except per share amounts)
Classification	2021 1Q	2020 1Q	2020	2019
Operating income	933,512	773,338	2,080,394	2,799,976
Net interest income	1,619,666	1,462,959	5,998,512	5,893,706
Net fees and commissions income	358,461	273,980	1,014,039	1,102,628
Dividend income	66,590	47,769	138,543	107,959
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss)	82,083	468,075	421,709	25,455
Net gain or loss on financial assets at FVTOCI	37,011	2,600	24,138	11,015
Net gain on disposals of financial assets at amortized cost	34,676	26,747	44,443	102,115
Impairment losses due to credit loss	(135,993)	(110,892)	(784,371)	(374,244)
General and administrative expenses	(917,607)	(892,526)	(3,956,181)	(3,766,077)
Other net operating income (expenses)	(211,375)	(505,374)	(820,438)	(302,581)
Non-operating income(expense)	8,250	(20,725)	(79,143)	(76,927)

Net income before income tax expense	941,762	752,613	2,001,251	2,723,049

Income tax expense	(222,895)	(194,842)	(486,002)	(685,453)

Classification	2021 1Q	2020 1Q	2020	2019
Net income	718,867	557,771	1,515,249	2,037,596

Net income attributable to owners	667,103	518,216	1,307,266	1,872,207
Net income attributable to the non-controlling interests	51,764	39,555	207,983	165,389
Other comprehensive income (loss), net of tax	46,594	(101,996)	(82,207)	51,782
Items that will not be reclassified to profit or loss	18,151	(129,500)	54,964	(92,777)
Items that may be reclassified to profit or loss	28,443	27,504	(137,171)	144,559

Total comprehensive income	765,461	455,775	1,433,042	2,089,378

Comprehensive income attributable to the owners	711,552	427,259	1,233,097	1,914,393
Comprehensive income attributable to non-controlling interests	53,909	28,516	199,945	174,985
Net income per share:
Basic and diluted loss per share (in Korean Won)	902	706	1,742	2,727

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)		(unit: millions of Won)
Classification	2021 1Q	2020	2019
ASSETS
Cash and cash equivalents	701,818	69,176	43,670
Financial assets at fair value through profit or loss	7,247	7,247	9,434
Financial assets at fair value through other comprehensive income	149,213	149,614	—
Loans and other financial assets at amortized cost	681,104	619,117	1,269,203
Investments in subsidiaries	21,675,467	21,562,229	19,873,593
Premises and equipment	11,200	12,538	7,383
Intangible assets	5,248	5,282	3,310
Net defined benefit asset	—	3,509	—
Current tax assets	28	307	—
Deferred tax assets	1,163	964	—
Other assets	328	—	—

Total assets	23,232,816	22,429,983	21,206,593

Classification	2021 1Q	2020	2019
LIABILITIES
Debentures	1,147,595	1,147,503	947,679
Provisions	391	782	600
Net defined benefit liability	1,167	—	3,482
Current tax liabilities	373,113	215,071	133,526
Deferred tax liabilities	—	—	154
Other financial liabilities	277,065	22,085	10,745
Other liabilities	991	570	4,142

Total liabilities	1,800,322	1,386,011	1,100,328

EQUITY
Capital stock	3,611,338	3,611,338	3,611,338
Hybrid security	1,895,322	1,895,322	997,544
Capital surplus	10,874,084	14,874,084	14,874,084
Other equity	(2,543)	(1,518)	(631)
Retained Earnings	5,054,293	664,746	623,930

Total equity	21,432,494	21,043,972	20,106,265

Total liabilities and equity	23,232,816	22,429,983	21,206,593

Summary Statement of Comprehensive Income

(The Company, for the period indicated)		(unit: millions of Won, except per share amounts)
Classification	2021 1Q	2020 1Q	2020	2019
Operating Income:	665,526	661,808	594,752	629,437
Net interest income	(5,612)	(1,022)	(12,953)	40
Interest income	560	4,514	10,082	7,741
Interest expense	(6,172)	(5,536)	(23,035)	(7,701)
Net fees and commissions loss	(3,359)	(2,639)	(15,394)	(15,833)
Fees and commissions income	201	—	805	—
Fees and commissions expense	(3,560)	(2,639)	(16,199)	(15,833)
Dividend income	688,735	677,795	680,375	676,000

Classification	2021 1Q	2020 1Q	2020	2019
Net gain on financial instruments at FVTPL	—	—	(920)	9,434
Impairment losses due to credit loss	37	—	116	(263)
General and administrative expenses	(14,275)	(12,326)	(56,472)	(39,941)
Non-operating loss	2	(200)	(215)	(750)
Net Income before income tax expense	665,528	661,608	594,537	628,687
Income tax expense	(190)	(1,279)	781	(394)

Net Income	665,338	660,329	595,318	628,293

Other comprehensive loss, net of tax	(1,025)	(1,214)	(887)	(631)
Items that will not be reclassified to profit or loss	(1,025)	(1,214)	(887)	(631)
Net gain on valuation of equity securities at FVTOCI	(292)	—	(280)	—
Remeasurement of the net defined benefit liability	(733)	(1,214)	(607)	(631)

Total comprehensive Income	664,313	659,115	594,431	627,662

Net Income per share:
Basic and diluted Income per share (In Korean Won)	899	902	757	900

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2021 1Q	2020	2019
Auditor	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers	Deloitte Anjin LLC
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1) In its review report attached to this report, Samil PricewaterhouseCoopers has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

Note 3) In its audit report, Deloitte Anjin LLC has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contract		Actual
			Fee	Time	Fee	Time
2021 1Q	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,172 million	10,450hours	KRW 170 million	1,310 hours
2020	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,135 million	10,400 hours	KRW 1,135 million	10,514 hours
2019	Deloitte Anjin LLC	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 752 million	7,995 hours	KRW 752 million	10,849 hours

Note 1) Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Term	Auditor	Description	Fee
2019	Deloitte Anjin LLC	Auditing services provided in connection with the submission of a holding company establishment report to the Fair Trade Commission	KRW 67 million

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2020	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2021)	KRW 2,370 million
		U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2020)	KRW 2,280 million
2019	Deloitte Anjin LLC	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2019)	KRW 1,873 million

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2021 1Q	March 29, 2021	Tax adjustment (including review relating to application of consolidated tax)	June 1, 2021 ~ May 31, 2022	KRW 61 million
2020	July 9, 2020	Tax adjustment (including review relating to application of consolidated tax)	July 9, 2020 ~ May 31, 2021	KRW 61 million
2019	April 18, 2019	Tax adjustment (including review relating to application of consolidated tax)	April 18, 2019 ~ May 31, 2020	KRW 88 million
	May 14, 2019	Issuance of agreed-upon procedure report relating to asset management company establishment registration submitted to the Financial Supervisory Service	May 14, 2019 ~ May 31, 2020	KRW 18 million

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Board Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Subsidiary Representative Director Candidates

(f)	Committee for Internal Control Management

(g)	Board ESG Management Committee

(As of March 31, 2021) Name of Committee	Composition	Names of Members

Audit Committee	Three outside directors	(Chairman) Chan-Hyoung Chung (outside director) Sung-Tae Ro (outside director) Dong-Woo Chang (outside director)

Board Risk Management Committee Note 1)	Three outside directors One non-standing director	(Chairman) Sang-Yong Park (outside director) Dennis Chan (outside director) Zhiping Tian (outside director) Hong-Tae Kim (non-standing director)

Compensation Committee	Six outside directors One non-standing director

(Chairman) Chan-Hyoung Chung (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Dennis Chan (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Hong-Tae Kim (non-standing director)

Name of Committee	Composition	Names of Members

Committee for Recommending Executive Officer Candidates	Six outside directors

(Chairman) Dong-Woo Chang (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Dennis Chan (outside director)

Zhiping Tian (outside director)

Committee for Recommending Subsidiary Representative Director Candidates	Six outside directors One standing director

(Chairman) Tae-Seung Son (standing director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Dennis Chan (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Committee for Internal Control Management Note 1)	One outside director One non-standing director Two standing directors	(Chairman) Sang-Yong Park (outside director) Hong-Tae Kim (non-standing director) Tae-Seung Son (standing director) Won-Duk Lee (standing director)

Board ESG Management Committee Note 2)	Six outside directors One non-standing director Two standing directors

(Chairman) Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Dennis Chan (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Hong-Tae Kim (non-standing director)

Tae-Seung Son (standing director)

Won-Duk Lee (standing director)

Note 1) In order to secure the independence of the risk management function and strengthen the management of internal controls, Won-Duk Lee was moved from the Board Risk Management Committee to the Committee for Internal Control Management.

Note 2) The Board ESG Management Committee was established in March 2021.

2.	Affiliated Companies (As of March 31, 2021)

Woori Financial Group
100%
Woori Bank
99.88%
Korea BTL Infrastructure Fund
100%
Woori America Bank
100%
Woori Bank China Limited
79.88%
PT. Bank Woori Saudara Indonesia
100%
AO Woori Bank
100%
Banco Woori Bank do Brazil S.A.
100%
Woori Global Markets Asia Limited
100%
Woori Bank Vietnam Limited
51%
Woori Wealth Development Bank
100%
Woori Finance Myanmar
100%
WB Finance Co., Ltd
100%
Woori Bank Europe Gmbh
100%
Woori Card
100%
Tutu Finance-WCI Myanmar
74.04%
Woori Financial Capital
58.70%
Woori Investment Bank
51%
Woori Asset Trust
73%
Woori Asset Management
100%
Woori Savings Bank
100%
Woori Credit Information
100%
Woori Fund Services
100%
Woori Private Equity Asset Management
0.80%
Woori-Hanwha Eureka Private Equity Fund
100%
Woori Global Asset Management
100%
Woori FIS
100%
Woori Finance Research Institute

III.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2021	(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Korea Deposit Insurance Corporation (KDIC)	Largest Shareholder	Common	124,604,797	17.25	124,604,797	17.25	Note 1)
Total		Common	124,604,797	17.25	124,604,797	17.25
		Others	—	—	—	—

Note 1) Refer to ‘b. Changes in the largest shareholder’ for changes in the number and percentage of shares held by the KDIC

b.	Changes in the largest shareholder

As of March 31, 2021	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)
September 10, 2019	Korea Deposit Insurance Corporation	124,604,797	17.25	Issuance of new common shares (42,103,377 shares) Note 2)

Note 1) Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.

※transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000

Note2) Small scale stock exchange between Woori Financial Group and Woori Card.

c.	Share Ownership of More Than 5%

As of March 31, 2021	(units: shares, %)
	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	124,604,797	17.25	Note 1 Note 2	) )
	National Pension Service	70,818,135	9.80	Note 2)
	Nobis1, Inc. (IMM PE)	40,560,000	5.62	Note 2)
Employee Stock Ownership Association		62,421,261	8.64	Note 3)

Note 1) Shares as of reporting date : 110,159,443 shares (15.25%) (Sold 14,445,354 shares through after-hours trading on April 9, 2021)

(Publicly disclosed on a Form 6-K on April 13, 2020)

Note 2) Shares based on the list of shareholders as of December 31, 2020

Note 3) Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

							(units: Won, shares)
Period		October 2020	November 2020	December 2020	January 2021	February 2021	March 2021
Common Shares	High	9,220	10,300	10,300	10,250	9,820	10,150
	Low	8,410	9,230	9,690	8,800	8,990	9,610
	Average	8,748	9,830	10,033	9,629	9,444	9,993
Monthly Trade Volume	High	3,478,736	3,694,198	4,970,135	5,405,431	2,794,858	4,093,277
	Low	1,167,198	1,164,944	1,223,598	1,294,345	1,234,105	1,372,690
	Monthly Total	37,069,678	40,859,660	45,404,568	54,373,947	32,863,926	48,749,529

Note 1) Source: KRX KOSPI Market

Note 2) Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

						(units: US Dollars, Won, ADSs)
Period		October 2020	November 2020	December 2020	January 2021	February 2021	March 2021
ADS	High	24.88	28.00	28.50	28.07	26.49	27.10
	Low	21.66	24.43	26.64	23.89	24.47	25.69
	Average	22.98	26.51	27.68	26.50	25.61	26.58
Won Conversion	High	28,216	31,153	31,552	30,874	29,425	30,642
	Low	25,199	27,616	29,336	26,628	27,260	28,475
	Average	26,305	29,610	30,308	29,086	28,469	30,067
Monthly Trade Volume	High	74,436	42,413	39,011	55,960	33,889	26,461
	Low	8,687	5,856	10,162	18,846	11,675	7,330
	Monthly Total	564,413	386,106	481,268	657,375	360,600	382,624

Note 1) Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)

Note 2) One ADS represents three common shares.

Note 3) Share prices are based on closing prices.

IV.	Directors and Employee Information

1.	Directors and Executives

As of March 31, 2021
Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Tae-Seung Son	88,127	January 11, 2019 ~	Note 1)
Senior Deputy President	Registered	Won-Duk Lee	21,500	December 18, 2020 ~	Note 2)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dennis Chan	—	March 25, 2020 ~	Note 2)
Outside Director	Registered	Zhiping Tian	—	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 2)
Non-standing Director	Registered	Hong-Tae Kim	—	March 25, 2020 ~	Note 2)
Deputy President	Non-Registered	Min-Cheol Shin	17,000	December 24, 2020 ~	December 23, 2022
Deputy President	Non-Registered	Dong-Su Choi	19,738	January 11, 2019 ~	December 17, 2021
Deputy President	Non-Registered	Jin-Ho Noh	6,000	February 11, 2020 ~	December 17, 2021
Deputy President	Non-Registered	Kyu-Mok Hwang	16,239	December 18, 2020 ~	December 17, 2021
Deputy President	Non-Registered	Seok-Tae Lee	18,857	December 18, 2020 ~	December 17, 2021
Deputy President	Non-Registered	Seok-Young Chung	22,951	December 18, 2020 ~	January 10, 2023
Senior Managing Director	Non-Registered	Weon-Cheol Hwang	4,000	December 18, 2020 ~	December 17, 2021
Senior Managing Director	Non-Registered	Jong-Il Park	14,619	December 18, 2020 ~	December 31, 2021
Senior Managing Director	Non-Registered	Byoung-Kwon Woo	5,500	December 18, 2020 ~	February 10, 2022
Senior Managing Director	Non-Registered	Sung-Wook Lee	10,000	December 18, 2020 ~	December 31, 2021
Managing Director	Non-Registered	Jong-Keun Lee	2,000	December 18, 2020 ~	December 17, 2022

Note 1) End of the annual general meeting of shareholders for FY 2022

Note 2) End of the annual general meeting of shareholders for FY 2021

Note 3) Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors

Note 4) Common shares owned are as of the date of submission of this report, and those owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of March 31, 2021								(units: persons, millions of Won)
	Number of Employees					Average Tenure	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	125	—	31	—	156	1 year 9 months (15 years 6 months)	6,799	44	—

Note 1) 26 employees concurrently employed by affiliated companies are excluded

Note 2) Average tenure: term in ( ) includes tenure at affiliated companies

Note 3) Contract employees include non-registered executives

3.	Directors’ Compensation

As of March 31, 2021		(units: persons, millions of Won)
Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	3	288	96	—
Outside Directors (excludes audit committee members)	3	50	17	—
Audit Committee Members	3	37	12	—
Auditor	—	—	—	—

Note 1) Registered directors and audit committee members include uncompensated directors

Note 2) Only the compensation amount paid by Woori Financial Group is included for the three executives concurrently employed by Woori Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 17, 2021	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Senior Managing Director